Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Jounce Therapeutics, Inc. for the registration of $250,000,000 of debt securities, common stock, preferred stock, depositary shares, subscription rights, purchase contracts, units or warrants offered by Jounce Therapeutics, Inc and 9,549,129 shares of common stock offered by the Selling Stockholders and to the incorporation by reference therein of our report dated February 25, 2021, with respect to the consolidated financial statements of Jounce Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Boston, Massachusetts
May 4, 2021